UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm withing five business days
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Creative 3D Technologies, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    September 8, 2017

Physical address of issuer
1500 South Lamar Boulevard #2029, Austin, Texas 78704

Website of issuer
https://creative3dtechnologies.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
January 4, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,879	$5,552
Cash & Cash Equivalents	$1,879	$5,552
Accounts Receivable	$0.00	$0.00
Short-term Debt	$18,043	$19,193
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$16,856	-$47,002

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


October 14, 2020

FORM C/A

Up to $1,070,000.00

Creative 3D Technologies





Explanatory Note


Creative 3D Technologies, Inc., (the Company), is filing an Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on July 6, 2020.This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G). Previous amendments were filed to disclose that two related parties, family members of CEO Ethan Baehrend, have made aggregate investments during the offering in amounts greater than 10% of the total amount raised, to extend the offering deadline to January 4, 2021 and to provide certain information regarding the Company's ability to conduct multiple closings during the Offering.


Crowd Note


This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Creative 3D Technologies, a Texas Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500	$1,016,500.00

[1]   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://creative3dtechnologies.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 14, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://creative3dtechnologies.com/

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Creative 3D Technologies (the "Company") is a Texas Corporation, originally formed in Illinois on September 8, 2017 as a limited liability company. The Company domesticated as a Texas limited liability company on May 8, 2020 and converted to a Texas corporation on May 28, 2020.

The Company is located at 1500 South Lamar Boulevard #2029, Austin, Texas 78704.

The Company's website is https://creative3dtechnologies.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Creative 3D Technologies is a 3D printing innovation firm focused on manufacturing cost-effective and flexible 3D printing technology. The startup is spearheaded by young entrepreneur and CEO Ethan Baehrend. Baehrend founded and ran his own business refurbishing and selling 3D printers while still in high school. Since graduating, he has gone on to develop his own industrial-grade 3D printer and started Creative 3D Technologies. The Company is currently focused on delivering cutting-edge, high-quality 3D printers that offer more features than the current printers available on the market at a lower price.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 4, 2021
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were initially formed as an Illinois limited liability company on September 8, 2017 and converted to a Texas corporation on May 28, 2020. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our 3D printers is highly competitive.

We face competition with respect to any 3D printers that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and marketing approved 3D printers and thus may be better equipped than us to develop and commercialize 3D printers. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide minor & major hardware components for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide minor & major hardware components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular minor and major hardware components.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of, its founder and executive officer Ethan Baehrend.
In particular, the Company is dependent on Ethan Baehrend who founded the Company and served as its Chief Executive Officer from the founding date to the present. The Company has an employment agreement with Ethan Baehrend although there can be no assurance that that he will continue to be employed by the Company for a particular period of time. The loss of Ethan Baehrend or any future member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ethan Baehrend in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Ethan Baehrend should die or become disabled, the Company will not receive any compensation to assist with his absence. The loss of Ethan Baehrend could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which a determination is made.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of freight services, and production materials. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of production materials as well as aluminum, acrylic, 3D printer filament, and packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
 With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not

have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 92.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could

be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Creative 3D Technologies (the "Company" or "Creative 3D") is a three dimensional (3D) printing innovation firm focused on manufacturing cost-effective and flexible 3D printing technology. The Company is currently focused on delivering cutting-edge, high-quality 3D printers that offer more features than the current printers available on the market at a lower price.

Business Plan
Creative 3D Technologies is committed to bringing the best printing experience to its customers through its innovative products. Creative 3D Technologies' business strategy leverages its unique ability to develop and produce its own hardware to provide its customers with products and solutions with innovative design, superior ease-of-use, and high efficiencies. Creative 3D Technologies aims to begin producing its products in-house and begin sales of its first 3D printer, the Duo. During this setup process, Creative 3D Technologies will continue to develop its next product in the line-up, the Dyad Shift, and continue to develop high quality add-on accessories for the Duo to expand the printer's capabilities.

The Company plans to design and manufacture all-in-one solution 3D printers in-house then sell directly to customers and distributors. It also develops and produces its own hardware with the intent to provide its customers with innovative products and design solutions. Creative 3D's flagship product—the Duo— is slated to retail for $8,800. Multiple add-ons and tool heads will be available to enable customer modifications to best meet their application. The Company intends to offer paid care and extended warranty plans for the printer. Prices for these features and the add-ons have not yet been set.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
3D Printers	The Duo is Creative 3D Technologies' first 3D printer. It's a 3D printer with a large print area and a large level of modularity to make it suit a wide variety of customers' needs.	Creative 3D is focused targeting customers looking to purchase a 3D printer within the price of $7,000-$50,000. This market is largely composed of small to medium sized manufacturing and prototyping businesses, and educational facilities and hobbyists.

Creative 3D Technologies' first 3D printer—the Duo—features a large print area and a large level of modularity to help with customization to meet a wide variety of customer needs. Some of its printing features include mirror mode, ditto mode, and dual process mode.

The Duo is not application specific. The modularity of the Duo is intended to allow it to grow as 3D printing technology advances. Customers can modify each machine to fit their specific needs. The Duo also supports a wide range of filaments provided they melt under 500°C and come in the common diameter 1.75mm.

The Company is currently developing the second printer in its line-up, the Dyad Shift. The Company aims to begin selling the Dyad Shift within 10-16 months following the Closing of this Offering. Additionally, the Company will continue developing subsequent add-ons for the Duo, which are anticipated to change printing methods and/or materials.

Creative 3D plans to sell its products directly to consumers through its website and also to re-sellers through its business development efforts.

Competition
Creative 3D operates in a competitive and rapidly changing global marketplace and competes with a variety of organizations. Competitors include companies like BigRep, Builder 3D, Stacker 3D, Formlabs, and Essentium.

Customer Base

The Company's target customer is primarily composed of small and medium sized businesses, educational facilities, and larger corporations.

Intellectual Property

Trademarks

Registration#	Mark	File Date	Registration Date	Country
5,956,916	CREATIVE 3D TECHNOLOGIES (design plus words)	10/15/2018	1/07/2020	United States
5,956,938	Creative 3D Technologies (standard character mark)	10/17/2018	1/07/2020	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by clean air and pollution laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1500 South Lamar Boulevard #2029, Austin, Texas 78704.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	30%	$15,000	6%	$64,200
Research and Development	0%	$0	5%	$53,500
Manufacturing	0%	$0	23%	$246,100
Equipment Purchases	45%	$22,500	23%	$246,100
Future Wages	0%	$0	23%	$246,100
General Working Capital	25%	$12,500	11%	$117,700
Space Leasing / Upkeep / Buildout	0%	$0	9%	$96,300
Total	100.00%	$50,000	100.00%	$1,070,000

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A iDisclose generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the Company in the Offering.

_____

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers
The directors, officers, or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Ethan Baehrend

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, September 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

The entire year of 2017, Ethan was self-employed, refurbishing 3D printers and laying groundwork for Creative 3D Technologies. In the summer of 2017, he also worked as an unpaid intern at Raymond James in Oak Park. He has served as CEO of Creative 3D Technologies since its inception in 2017.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,250,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Chase Bank Credit Card
Amount outstanding	$16,979.40
Interest rate	15.99% APR on purchases
Payment schedule	Monthly Minimum Payments
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	750,000	$35,000.00	To develop the Duo and test the Company's potential market fit	12/14/2017	4(a)(2)

Ownership

As of February 2020, Creative 3D Technologies is owned by Ethan Baehrend (92.5%) and Creative ITC (8%). Ethan Baehrend is the only beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Ethan Baehrend	92.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Creative 3D Technologies raised funds in in December of 2017 to aid the development of its first product offering and to directly test the market's demand for the Company's 3D printer. The company intends to begin full production on the Duo in Q4 2020 and continue the development of additional add-ons and attachments. Development on the company's second printer, the Dyad Shift, is intended to begin in earnest during Q1 2021. The final full launch of the Dyad Shift is slated for Q1 2021. Like its predecessor, the company intends to continue developing add-ons and attachments for the Dyad Shift throughout the remainder of 2021.

Liquidity and Capital Resources

The proceeds from the offering are essential to our operations. We plan to use the proceeds to lease space, acquire/create manufacturing machinery, and hire proper staffing for production, development and marketing/sales of our products. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $229.65 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000.00 in principal amount of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 4, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary shall receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares of stock at some point in the future upon the occurrence of certain events.

Valuation Cap

$4,500,000 ($4.5 million)

Discount

20.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:

  i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;
  ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

  a.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

    i.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

    ii. Obtaining the Corporate Transaction Payment.

  b.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination
The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as

defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis

of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

October 14, 2020
(Date)

I, Ethan Baehrend, being the founder of Creative 3D Technologies, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018 and 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not filed tax returns for the year ending December 31, 2018 and 2019, any tax information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Ethan Baehrend
(Signature)

Ethan Baehrend
(Name)

Founder & CEO
(Title)

October 14, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

CREATIVE 3D TECHNOLOGIES, LLC

Reviewed Financial Statements

December 31, 2019 and 2018

(With Independent Accountant's Report Thereon)

TABLE OF CONTENTS

                                                        Page

Independent Reviewer's Report   1-2

Financial Statements

    Balance Sheet   3

    Statement of Income   4

    Statement of Changes in Member's Equity   5

    Statement of Cash Flows   6

    Notes to the Financial Statements   7-9

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Brandon A. Maresma, CPA

The Board of Directors
Creative 3D Technologies, LLC

I have reviewed the accompanying financial statements of Creative 3D Technologies, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2019, and the related statements of income, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Mater Regarding Going Concern

As discussed in the notes to the financial statements, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Brandon A. Maresma, CPA

Jacksonville Beach, FL

June 24, 2020

Creative 3D Technologies, LLC
Balance Sheet
December 31, 2019 and 2018

Assets	2019	2018
Current Assets:		
Cash and cash equivalents	$ 1,879	$ 5,552
Total Current Assets	1,879	5,552
Total Assets	$ 1,879	$ 5,552
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable	$ 18,043	$ 9,480
Customer deposits		$ 9,712
Total Current Liabilities	18,043	19,193
Member's Equity		
Member's equity	(81,343)	(34,341)
Member's contributions	82,035	67,703
Net Loss	(16,856)	(47,002)
Total Member's Equity	(16,164)	(13,640)
Total Liabilities and Member's Equity	$ 1,879	$ 5,552

See accompanying notes and accountant's report

[3]

Creative 3D Technologies, LLC
Statement of Income
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenue	-	-
Operating Expenses:		
Advertising & Marketing Materials	6,832	13,277
Banking Fees & Adjustments	3,137	230
Meals	40	8
Office Supplies	90	10,162
Professional Services	4,787	5,303
R&D Supplies and Tools	904	14,548
Shipping & Travel	422	2,319
Software & Subscriptions	645	1,154
	16,856	47,002
Net Income from Operations	(16,856)	(47,002)
Net Income (Loss)	$ (16,856)	$ (47,002)

See accompanying notes and accountant's report

[4]

Creative 3D Technologies, LLC
Statement of Changes in Member's Equity
December 31, 2019 and 2018

	Equity Shares and Additional Paid-In Capital		Accumulated Deficit	Total Member's Equity
	Shares	Amount		
Balances as of Jan 1, 2018	$ 100	$ 55,004	$ (34,341)	$ 20,763
Net loss			(47,002)	(47,002)
Member's contributions		12,599		12,599
Balances as of December 31, 2018	100	67,603	(81,343)	(13,640)
Net loss			(16,856)	(16,856)
Member's contributions		14,332		14,332
Balances as of December 31, 2019	$ 100	$ 81,935	$ (98,199)	$ (16,164)

See accompanying notes and accountant's report

[5]

Creative 3D Technologies, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019 and 2018

Cash flows from operating activities:	**2019**	**2018**
Net income (loss)	$ (16,856)	$ (47,002)
Adjustments to reconcile net income to net cash provided:		
Customer deposits	(9,712)	9,712
Trade accounts and other payables	8,563	8,301
Total adjustments to net income	(1,150)	18,013
Net cash used by operating activities	(18,005)	(28,989)
Cash flows from investing activities:		
Purchase of fixed assets, net	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities:		
Contribution from member	14,332	12,599
Net cash provided by financing activities	14,332	12,599
Net decrease in cash and cash equivalents	(3,673)	(16,390)
Cash and cash equivalents, at beginning of year	5,552	21,942
Cash and cash equivalents, at end of year	$ 1,879	$ 5,552

Supplementary disclosure of cash flow information:

Cash paid during the year for:

Interest   -   -

Creative 3D Technologies, LLC

Notes to Consolidated Financial Statements (Unaudited)

December 31, 2018 and 2019

(1) Summary of Significant Accounting Policies

The accompanying notes and summary of significant accounting policies are an integral part of the financial statements.

a) Business Operations

Creative 3D Technologies, LLC ("the Company") was formed on September 8, 2017 in the state of Illinois. For income tax purposes, the Company is a disregarded entity and does not file a tax return for state or federal income tax purposes.

On May 28, 2020 the Company redomesticated in the state of Texas. The Company will continue to be a limited liability company but will elect to be treated as a C Corporation for federal and state income tax purposes.

Creative 3D Technologies is a 3D printer designer and producer, focusing on making feature and capability inclusive all in-one 3D printers. To date the Company has developed its first printer, Duo, a large format, independent dual extrusion, FDM style 3D printer at a very affordable price. Currently, the Company is seeking to begin production and accepting orders of Duo.

Since inception, the Company's activities have included product and business development, capital raising efforts, and operational expansion. As the Company commences full-scale operations, it is likely to incur significant additional expenses as it expands. The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

b) Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

c) Risks and Uncertainties

The Company has not commenced principal operations. There is a risk that the Company does not successfully secure sufficient financing or assets required to begin principal operations.

(1) Summary of Significant Accounting Policies (continued)

   d) Cash and Cash Equivalents

      Cash and cash equivalents include all cash balances, and highly
      liquid investments with maturities of three months or less when
      purchased.

   e) Estimates

      The preparation of financial statements, in conformity with
      generally accepted accounting principles requires management to
      make estimates and assumptions that affect the reported amounts
      of assets and liabilities and disclosure of contingent asset and
      liabilities at the date of the financial statements and the
      reported amounts of revenue and expenses during the reporting
      period. Actual results could differ from those estimates.

   f) Revenue Recognition

      The company recognizes revenue in accordance with the following
      core principles of Accounting Standards Codification Section
      606:

      o Identify the contract with a customer
      o Identify the performance obligations in the contract
      o Determine the transaction price
      o Allocate the transaction price to the performance
         obligations in the contract
      o Recognize revenue when (or as) the entity satisfies a
         performance obligation

   g) Advertising Costs

      Advertising costs are expensed as incurred by the company.

   h) Research and Development Costs

      Research and development costs, including salaries, research
      material, and administrative costs are expensed as incurred.

Creative 3D Technologies, LLC

Notes to Consolidated Financial Statements (Unaudited)

December 31, 2018 and 2019

(1) Summary of Significant Accounting Policies (continued)

i) Income Taxes

For the years ended December 31, 2018 and 2019 the Company was operated as a single member limited liability company and is considered a disregarded entity for income tax purposes. Accordingly, the Company's taxable income or loss is reported on its member's tax return. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company's management intends to elect for the Company to be taxed as a C corporation for income tax purposes beginning in 2020 the calendar year.

j) Fair Value of Financial Instruments

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

(2) Related Party Transactions

During the years ended December 31, 2019 and 2018, the Chief Executive Officer of the Company paid for certain expenses of the Company. Amounts to be reimbursed to him totaled $ 2,237 and $ 3,091 at December 31, 2019 and 2018, respectively. The amounts are recorded within the member's contributions account on the balance sheet.

(3) Subsequent Events

Management's Evaluation

Management has evaluated subsequent events through June 24, 2020 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Fundraising

The Company has commenced efforts to seek the raising of capital to support and expand operations.

EXHIBIT B
Company Summary



Company: Creative 3D Technologies

Market: 3D Printing

Product: The Duo 3D Printer



Company Highlights

- Featured in more than 20 media outlets including Technori, 3Dprint.com, and the Chicago Tribune
- Its 3D printer features a build volume greater than 10.5ft³ and provides support for layer resolutions as small as 30 microns and movement resolutions with precision up to 256x micro-stepping
- Raised $35,000 in pre-seed funding from U.K. based Creative ITC
- Displayed an early prototype of its 3D printer at CES 2018 at Eureka Park, one of the largest startup events in the world[i]

EXECUTIVE SNAPSHOT

Creative 3D Technologies is a 3D printing innovation firm focused on manufacturing cost-effective and flexible 3D printing technology. The startup is spearheaded by young entrepreneur and CEO Ethan Baehrend. Baehrend founded and ran his own business refurbishing and selling 3D printers while in middle school. In high school, he went on to develop his own industrial-grade 3D printer and started Creative 3D Technologies. The company is currently focused on delivering cutting-edge, high-quality, and competitively priced 3D printers that merge the capabilities of multiple specialized types of 3D printing into one, while also offering more features than printers currently available. Creative 3D was named one of the top 15 3D Tech Startups in 2019 by Startup City.[ii]

Other notable highlights include:



- The company has been featured in more than 20 media outlets including Technori, 3Dprint.com, and the Chicago Tribune

- Its 3D printer, named Duo, features a build volume greater than 10.5ft³ and provides support for layer resolutions as fine as 30 microns and movement resolutions with a precision of 256x micro-stepping

- In 2018, the company raised $35,000 in pre-seed funding from U.K. based Creative ITC

- It showcased an early prototype of its 3D printer at CES 2018 at Eureka Park, one of the largest startup events in the world[iii]


You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are not inclusive of lower dollar amount perks unless specifically identified. Perks are deliverable at the investors request; in which case they must pay a shipping fee that will be based on their state or country assuming it's legal to ship to that destination.

$500: Thank you to our supporters - web page featuring each investor of our campaign

$1,000: Investor t-shirt - front: Creative 3D logo + investor; back: passion fuels ambition

$2,500: Virtual meet the founder - an online Q&A w/our founder, Ethan

$5,000: 3D printed investor appreciation 'block' - C3DT 3D printed logo on top of block. 1st line: company/supporter name; 2nd line: investor

$10,000: Upgrade your duo - receive an exclusive founder's edition version of the Duo 3D printer, plus take $800 off your order.

- Founder's Edition includes upgraded components & customization options not available with the standard Duo purchase; available post production.

$20,000: Invitation for a memorable experience - private tour, for 10 people, of the new manufacturing facility

- Includes a happy hour

$40,000: Personalized founder's edition of the Duo 3D printer

- Brand, name, and logo laser cut onto acrylic; available post production

COMPANY SUMMARY

Opportunity

As 3D printing has become more accessible on a global scale, consumers have begun to innovate across a wide variety of industries such as aerospace, construction, defense, healthcare, automotive, jewelry, healthcare, energy, and more. As a result, 3D printing is beginning to create industry disruptions, spurring new businesses to emerge and thrive.[iv] Although traditional manufacturing still has cost advantages in simple large-scale production settings, 3D printing has quickly become superior in settings such as prototyping, personalized medical resources, and complex assembly products. 3D printing allows users to shorten the design process and production cycles in order to get products to market faster and also allows complex products to be mass produced with lower costs and limited material waste.[v]

Founded in 2017, Creative 3D Technologies is working to accelerate innovation in the 3D printing space with new and innovative printing methods. It designs and manufactures 3D printing systems for consumers across the industry spectrum. Originally founded in Illinois, the company is now headquartered in Austin, Texas and is led by



young entrepreneur Ethan Baehrend. Creative 3D's products include the Duo, a 3D printer which was designed to feature both large volume and accuracy capabilities while maintaining reliability, usability, quality, and price accessibility, and the Dyad Shift, the company's newest 3D printer currently in development. The Dyad Shift's design is intended to improve upon its predecessor while including the printing capabilities of some currently available production tools. This may enable the Dyad Shift to autonomously create batches of advanced 3D printed parts while allowing for post-processing, modification, and hardware installation to create fully finished products. The company also develops its own suite of highly interchangeable tool heads for 3D printing, as well as proprietary 3D printing software. Creative 3D anticipates building its printers in-house and distributing through resellers and directly to customers via its website.

Product

Creative 3D Technologies' first 3D printer, the Duo, features a large print area and a high level of modularity to help with customization to meet a wide variety of customer needs. Some of its printing features include:

- *Mirror Mode* – aims to greatly decrease print and design time by simultaneously printing a model and its mirrored counterpart.

- *Ditto Mode* - moves from jobbing to in-house light batch production with the capability of printing duplicate parts and components.

- *Dual Process Mode* – aims to remove the previous limitations of 3D printing and completes complex prints with challenging shapes, geometries, and properties. It enables users to create prints using two different colors, materials, nozzle widths, or two different tool heads.





Modularity – Multiple Applications

The Duo is not application specific. 3D printing applications that traditionally require the use of multiple separate specialty printers can easily be performed by the Duo with a simple and quick swap of the tool head. The modularity of the Duo enables it to grow as 3D printing technology advances. Customers can modify each machine to fit their specific needs. The Duo also supports a wide range of filaments that melt under 500°C and come in the common diameters of 1.75mm or 2.85mm.



The Duo features a build volume greater than 10.5ft³ (910mm x 460mm x 675mm or 910mm x 500mm x 675mm if using one head) and provides support for layer resolutions as fine as 30 microns and motor movement resolutions with precisions up to 16x greater than most printers. Additionally, the Duo can offer a maximum reliable print speed of 175mm/second. The printer is crafted with high-quality components for an optimal printing experience and comes with a built-in 32-bit responsive web and touch screen interface controller.



Other features also include:

- **Geckotek Build Plates** – removable and flexible plates that can adhere and release almost any 3D printing material with ease



- **Bondtech Dual Drive Extruders** – provide precise, reliable, and consistent filament extrusion

- **Genuine E3D Hotends** – high quality hotends provide reliable and consistent filament extrusion and temperature stability

- **Genuine Hiwin Linear Guide Rails** – provide the best linear movement possible, smooth, and friction free

- **Ball Screws** – Provide smooth, accurate, and backlash-free Z-axis movements

- **Dyse Design Run-Out Detection** – provides instant detection when filament runs out and it cleans the filament throughout the printing process



Despite its large footprint, the Duo can still fit through a standard-sized U.S. residential door and comes with built-in casters that make it easy to move at a moment's notice.

Use of Proceeds



Amount if Minimum ($50,000) is Raised
- General Working Capital, $12,500
- General Marketing, $15,000
- Equipment Purchases, $22,500

Amount if Maximum ($1,070,000) is Raised
- General Working Capital, $119,840
- Space Leasing / Upkeep / Buildout, $100,560
- General Marketing, $64,200
- R & D, $50,000
- Manufacturing, $250,000
- Equipment Purchases, $250,000
- Future Wages, $235,400

Creative 3D intends to use the funds raised in this offering to fund the company's transition to production and manufacturing. To produce its 3D printers in-house, the company plans to allocate funds to aid with the creation of custom production machinery, acquiring standard production machinery, hiring staff, continuing future product development, and launching the next 3D printer in its product lineup. The intended fund allocations are outlined below:



If Creative 3D raises the minimum amount of $50,000, it plans to use the proceeds primarily for the following:

- Equipment purchases (45%)
- General marketing (30%)
- Research and development (25%)

If Creative 3D raises the maximum amount of $1,070,000, it plans to use the proceeds primarily for the following:

- General marketing (6%)
- Research and development (5%)
- Manufacturing (23%)
- Equipment purchases (23%)
- Future wages (23%)
- General working capital (23%)
- Space leasing / upkeep / buildout (7%)

Product Roadmap

The company intends to begin full production of the Duo in Q1 2020 while continuing the development of additional add-ons and attachments. Development on the company's second printer, the Dyad Shift, is intended to begin in earnest during Q3 2020, following Duo's first production run. The final full launch of the Dyad Shift is slated for Q1 2021. Like its predecessor, the company intends to continue developing add-ons and attachments for the Dyad Shift throughout the remainder of 2021.

Business Model

The company plans to design and manufacture all-in-one solution 3D printers in-house and then sell directly to customers and distributors. It also aims to develop and produce its own hardware with the intent to provide its customers with innovative products and design solutions. Creative 3D's anticipates retailing its flagship product, the Duo, for $8,800. Multiple add-ons and tool heads will be available to enable customer modifications to best meet their specific application. The company will also offer paid care and extended warranty plans for the printer. Prices for these features and the add-ons have not yet been set.

USER TRACTION

The company has been featured in many industry media outlets and has generated an expressed interest list of customers and individuals waiting for the Duo to reach full production. Creative 3D Technologies has Creative ITC as an active investor which is assisting on an as-needed basis.

HISTORICAL FINANCIALS

Revenue

Creative 3D is a pre-revenue company and as of April 2020, the company has not generated any income from its operations.

Expenses

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019
Total Expenses	$11,752	$17,587	$3,969	$13,693	$9,054	$4,284	$1,342	$2,176



As of April 2020, overall expenditures have totaled $98,399 since the company's inception in September of 2017. Expenses in 2019 totaled $16,856 which represents a 64.1% decrease from a total of $47,002 in 2018. Total expenses were $34,341 for 2017. Expenses for 2018 represent a 36.9% increase over totals in 2017. Overall, R&D supplies and tools expenses represent the largest share of expenses, totaling $39,389, which represents 39.7% of the company's expenses since inception. Advertising and marketing materials represent about 25.4% of all expenses with a total of $25,217.



Net Income

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019
Net Income	$(11,752)	$(17,587)	$(3,969)	$(13,693)	$(9,054)	$(4,284)	$(1,342)	$(2,176)

As of April 2020, Creative 3D has generated a net loss of $98,399 since inception. In 2019, the company has incurred a net loss of $16,856 down from a net loss of $47,002 in 2018. On average, the company had a monthly net loss of $1,405 for 2019. As of June 2020, the company had $229.65, in cash on hand and an average monthly cash burn of $1,500 over 2019. The company is relying on future orders and raising additional capital from supportive investors to fund operations into the near future. The net income loss in 2017 was $34,341.





In 2019, the 3D printing market—also known as the additive manufacturing market—was valued at $13.7 billion, and according to Mordor Intelligence, the market is anticipated to reach $63.46 billion by 2025. This represents a compound annual growth rate of 29.48% over the forecast period. Thanks to technological advancements and product innovations, 3D printing technology has found uses across a wide variety of areas including the production of jet engines, advanced prosthetics, and living tissue. This industry is driven by a series of continuous innovations which promises higher flexibility and an ability to design products and prototypes faster. Manufacturers have also realized advantages through part geometry optimization, reduced labor, and transportation costs. Some manufacturers have also been able to cut down on material waste by implementing 3D printing in their processes.[vi]

Governments around the world are also contributing to the market's growth via increased investing and initiatives in 3D printing research and development (R&D). An example of this is reflected in the Dutch government's additional investment of $150 million in 3D printing-related research and innovation. Major players in the space include companies like Protus Labs, GE Additive, 3D Systems, ExOne, and Stratasys. [vii]

Market Snapshot
Market Summary
CAGR 29.48 %
2020
2025
Source : Mordor Intelligence
Study Period:
2019-2025
Base Year:
2019
Fastest Growing Market:
Asia Pacific
Largest Market:
North America
CAGR:
29.48 %
Major Players:
PROTOLABS
Manufacturing. Accelerated.
GE Additive
3D SYSTEMS
ExOne
stratasys





Market Trends

Fused deposition modeling (FDM) 3D printers heat a thermoplastic filament to its melting point and then precisely extrude the material layer by layer to build up the shape and cross-section for the 3D object. FDM is the leading 3D printing technology in the market and has applications in the automotive sector, consumer goods, and the aerospace industry, among others. In recent years, advancements in the techniques used in FDM have resulted in the development and deployment of low-cost solutions and increased market penetration. This method is currently being used in bio-printing applications with bio-synthetic polymers, and has a market coverage of 46% among all the technologies used for 3D printing.[viii]

Leading 3 D Printing Technologies, by %, Global, 2017-2018

Technology	2018	2017
SDL	2%	2%
CLIP/CDLP	4%	4%
EBM	6%	2%
BINDER JETTING	10%	4%
DLP	10%	7%
MULTIJET FUSION	12%	13%
POLYJET	15%	13%
DMLS/SLM	21%	8%
SLA	33%	25%
SLS	38%	33%
FDM	46%	36%

Source: Sculpteo

The 3D printing market has also expanded due to an increase in the types of 3D printable materials available, such as metals, ceramics, new types of resins, and more. However, plastics are still the most commonly used material due to its low cost and durability for prototyping and production. In 2019, other popular FDM 3D printing materials included metal, ceramics, resins, multicolor materials, and wax.[ix]

In North America, there has been a wave of new product launches and mergers and acquisitions, and the region holds the largest share of the market. The continuous evolution and application of new technologies have been major factors driving the growth of investments across the 3D printing space. Due to this influx of capital, 3D printing in North American industries like healthcare, aerospace and defense, industrial, and consumer product



applications are anticipated to boom, according to Mordor Intelligence. Various government organizations, including NASA, have indicated that these funding increases have the possibility to contribute significantly in space applications, developing zero-G technologies, and in driving market growth overall.[x]



Venture capital funding in the 3D printing market has increased dramatically in the past five years. In 2019, the 3D printing industry received a record funding amount of approximately $1.4 billion across 229 deals, a 41.2% increase from $980.7 million across 252 deals in 2018. Funding in 2018 grew 107.3% from $473 million of funding across 261 deals in 2017. Other notable funding information for the industry includes: [xi]

- The median pre-money valuation was $9.88 million in 2019, up from $9.85 million in 2018
- The median deal size was $1.25 million in 2019, up from $0.51 million in 2018





Creative 3D operates in a competitive and rapidly changing global marketplace and competes with a variety of organizations. Competitors include companies like BigRep, Builder 3D, Stacker 3D, Formlabs, and Essentium.

BigRep: Founded in 2014, BigRep develops and provides large-scale serial production 3D printers. Its printers are German-engineered and built in collaboration with strategic partners including Bosch Rexroth, Etihad Airways, and Deutsche Bahn.[xii] The company is headquartered in Berlin and has offices in Boston and Singapore. It offers a line of four different printers including the Bigrep One, Bigrep Studio G2, Bigrep Pro, and the Bigrep Edge and it continues to develop complete solutions for integrated additive manufacturing systems.

Builder 3D: Founded in 2013, Builder 3D manufactures 3D printers for large scale industrial and desktop applications. It's headquartered on the Dutch west coast and sells its printers through a network of worldwide resellers. The company offers three printers including the Builder Extreme 1000 Pro, the Builder Extreme 1500 Pro, and the Builder Extreme 2000 Pro. Prices range from €19,995 ($22,369) for the 1000 Pro, €22,450 ($25,115) for the 1500 Pro, and €24,995 ($25,725) for the 2000 Pro.[xiii]

Stacker 3D: Founded in 2014, Stacker 3D designs and manufactures 3D printers and accessories for education, design, and professional markets. Its printers are industrial-grade and made to be affordable for almost any sized business or customer. The company offers two models, the Stacker S2 and the Stacker S4. Both come equipped with industrial duty components, strong and rigid steel frame construction, a precision ground heated aluminum print bed, and Simplify 3D Slicing Software. Prices run from $9,999 for the S2[xiv] and $10,999 for the S4.[xv] In 2015, the company participated in a Kickstarter campaign and raised $413,063,[xvi] 4x its original funding goal.[xvii] It then went on to raise another $238,386 via a second Kickstarter campaign in 2017.[xviii]

Formlabs: Founded in 2011, Formlabs designs and manufactures powerful and accessible 3D printing systems for engineers, designers, and manufacturers around the globe. The company was founded by a team of engineers and designers from the MIT Media Lab and Center for Bits and Atoms and is headquartered in Boston with offices in Germany, Japan, and China. The company's products include the Form 2 SLA 3D printer, Fuse 1 SLS 3D printer,



Form Cell manufacturing solution, and Pinshape marketplace of 3D designs. Formlabs also develops its own suite of high-performance materials for 3D printing, as well as its own 3D printing software.

EXECUTIVE TEAM



Ethan Baehrend, Founder and CEO: Prior to starting Creative 3D Technologies, Ethan spent nearly five years running his own business refurbishing, recoding, and custom upgrading 3D printers for resale. Baehrend was custom-building computers in middle school and then moved to refurbishing broken 3D printers later on. He also interned for Raymond James in Oak Park and attended high school while running his business. Conceptualization for the Duo 3D printer began in earnest in 2016, and Ethan spent 2017 through 2019 juggling 130+ hour weeks being self-employed and a high school student while laying the groundwork for Creative 3D Technologies. He began his role as CEO at the company's inception and incorporation in 2017.

PAST FINANCING

Round	Date	Amount	Security	Price per Share	Pre-Money Valuation
Series Seed	Sep-17	$35,000	Common Stock	$0.0467	~$431,700

Investors:	• Creative ITC

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Discount Rate: 20%
Valuation Cap: $4.5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $4.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

3D Print.Com: CreativeBot Duo Arrives on the Market Offering Large Format Dual Extrusion 3D Printing
Chicago Tribune: Ethan Baehrend, 18, moving 3D printer company to Texas, pitching $2 million in funding
Technori: 3D Printing Since 11, Ethan Baehrend Made a Business Out of His Passion
SME: Creation without Constraints - This young CEO's mission is to transform the 3D printing world
Consumer Technology Association: This 18-year Old Built a Future Proof 3D Printer
Additive News: Teenage founder & 3D Printing "Whiz Kid" of Creative 3D Technologies announce release of CreativeBot Duo



The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,



- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://prod3.cta.tech/News/i3/Articles/2019/March-April/This-18-year-Old-Built-a-Future-Proof-3D-Printer.aspx

ii https://3d-tech.startupcity.com/vendors/top-3d-tech-startups.html

iii https://prod3.cta.tech/News/i3/Articles/2019/March-April/This-18-year-Old-Built-a-Future-Proof-3D-Printer.aspx

iv https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/insights-and-issues/ca-en-insights-issues-disruptive-manufacturing.pdf

v https://www.atkearney.com/documents/10192/5992684/3D+Printing+A+Manufacturing+Revolution.pdf/bf8f5c00-69c4-4909-858a-423e3b94bba3

vi https://www.mordorintelligence.com/industry-reports/3d-printing-market

vii https://www.mordorintelligence.com/industry-reports/3d-printing-market

viii https://www.mordorintelligence.com/industry-reports/3d-printing-market

ix https://cdn2.hubspot.net/hubfs/5154612/downloads/Sculpteo_The%20State%20of%203D%20Printing_2019.pdf

x https://www.mordorintelligence.com/industry-reports/3d-printing-market

xi PitchBook Data, Inc.; Downloaded on March 10, 2020

xii https://www.linkedin.com/company/bigrep-gmbh/about/

xiii https://builder3dprinters.com/product-category/3d-printers/

xiv https://stacker3d.com/product/stacker-s2-industrial-3d-printer-copy-2/

xv https://stacker3d.com/product/stacker-s4-industrial-3d-printer/

xvi https://www.kickstarter.com/projects/783463718/stacker-a-new-kind-of-commercial-3d-printer

xvii https://3dprint.com/166546/stacker-3d-printer-kickstarter/

xviii https://www.kickstarter.com/projects/783463718/stacker-s2-industrial-grade-3d-printer

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Creative 3D Technologies, Inc.
1500 S Lamar Blvd # 2029
Austin, Texas 78704

Ladies and Gentlemen:

The undersigned understands that Creative 3D Technologies, Inc., a Corporation organized under the laws of Texas (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated October 14, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on January 4, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1500 S Lamar Blvd #2029 Austin, Texas 78704 Attention: Ethan Baehrend
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Creative 3D Technologies, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CREATIVE 3D TECHNOLGIES, INC.

CROWD NOTE

FOR VALUE RECEIVED, Creative 3D Technologies, Inc., (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4.5 million

The "**Discount**" is 20%.

The "**Offering End Date**" is January 4, 2021

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to

a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iii. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

2

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the

Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

EXECUTIVE SUMMARY

About Us

Creative 3D Technologies is a large-format 3D printer design and production company offering 3D printers that not only print in larger formats than current printers, but also offer a host of standard features and unique capabilities that other printers may exclude. Creative 3D aims to disrupt the dynamic of high priced, hyper specialized 3D printers by offering solutions that are truly all-inclusive.

Our goal is to provide a capable, all-in-one solution for 3D printing needs instead of a variety of expensive specialized printers

All displayed prints were created on the Duo.



EXECUTIVE SUMMARY

Business Model



The 3D printing industry is evolving and developing rapidly. Growth across the sector has been on a stable path, and the technology is set to become an invaluable tool for production workflows.[i]



Creative 3D Technologies aims to produce an affordable printer that encompass the capabilities of specialized 3D printers across various segments, with even more key features.



Creative 3D Technologies takes a unique approach to designing and producing. **It aims to create components more cost effectively and efficiently than the competition**, without sacrificing product quality, features, or reliability.





The company's plan is to become the leader in the 3D printing market by consistently providing a variety of reliable, cost-effective, capable, high-performing 3D printing solutions that outshine the competition.

i. https://amfg.ai/2020/01/14/40-3d-printing-industry-stats-you-should-know-2020/

OUR SOLUTION

1 **Creative 3D Technologies was founded with the intent to produce financially accessible 3D printers** that are feature-inclusive, resolve many of the common issues users encounter daily, and most importantly, are reliable. **The company's strategy is to leverage the bleeding edge of technology**, providing customers with the industry's newest technologies; not just another incremental feature change.

2 **Creative 3D Technologies' focus is the merging of printing applications.** Instead of limiting printers to one purpose, Creative 3D's printers are engineered to combine the capabilities of multiple specialized 3D printers into one machine. **The company believes this will facilitate new geometric possibilities, new features, efficiencies, and the creation of new parts** which previously may not have been readily achievable!

3 **Creative 3D Technologies believes to produce unique products, unique production methods must be utilized.** By creating custom testing tools, designing in-house, producing in-house, testing in-house, and keeping complete control over the assembly to shipment of every printer, **Creative 3D intends to maintain high levels of flexibility and quality control.** The aim of this approach is to allow Creative 3D to constantly improve.

4 **Creative 3D Technologies utilizes its own unique technologies to produce printers.** Doing so enables Creative 3D to take advantage of part geometries that can be created through 3D printing. This can add high flexibility in a production line, publicly states trust for Creative 3D's products, may further protect designs by maintaining potentially low production costs, and constantly stress-tests printers; issues can be encountered and resolved before customers encounter them.





WHY NOW

Growth

There is an opportunity in the 3D printer design and manufacturing market as the 3D printer market is anticipated to experience rapid double-digit growth.[i]

First Purchase

Creative 3D Technologies is actively engaged in attracting prospective customers who have not yet purchased their first 3D printer. In doing so, the company aims to create customers for life, customers who will return to Creative 3D Technologies when it's time to replace their 3D printer(s).

Replacement Cycle

As older printers reach the end of their lifespan, customers may want to upgrade from their dated machines, demanding newer replacements with more compelling features.

Already Generated Interest

Creative 3D Technologies has already generated interest by attending tradeshows and through media coverage.[ii]

i. https://www.mordorintelligence.com/industry-reports/3d-printing-market

ii. https://additivenews.com/teenage-founder-3d-printing-whiz-kid-creative-3d-technologies-announce-release-high-capability-large-format-3d-printer/



MARKET SIZE AND GROWTH



Growth in the market is anticipated to be driven by factors such as aggressive research and development and a growing demand for prototyping. [i]



Industrial printers held a larger share of the 3D printer market. These printers are used in industries such as aerospace & defense, automotive, healthcare, energy, and engineering to generate concept models, precision and functional prototypes, master patterns and molds for tooling and end-use production parts. [i]



The prototyping application was **number one out of the top three most popular** 3D printing applications in 2018. [ii]



80% of **enterprises indicate that 3D printing enables them to innovate faster.** Manufacturers are increasing their reliance on 3D printing as part of their broader manufacturing strategy with **production use up 51% as indicated by respondents in Sculpteo's 5th edition of its popular study "The State of 3D Printing".** [iii]

i. https://www.grandviewresearch.com/industry-analysis/3d-printing-industry-analysis

ii. https://www.forbes.com/sites/louiscolumbus/2018/05/30/the-state-of-3d-printing-2018/#243afeaf7b0a
iii. https://www.forbes.com/sites/louiscolumbus/2019/05/27/the-state-of-3d-printing-2019/#1093655846c2

MARKET SIZE AND GROWTH

What's fueling this growth? 3D printing may enable more businesses across a variety of industries to get products to market quickly, thanks to the capabilities of 3D printing.

1. 3D printing has changed how some companies produce prototypes for new products. **3D printing companies aim to streamline the prototyping process and accelerate product development.**

2. **Using 3D printing capabilities, businesses can create accurate prototypes** quickly and oftentimes in the same material as the end-product.

3. **Plastic continues to be the most commonly used material for 3D printing at 82%** while carbon fiber use represents 24% and composites 20%. The number of manufacturers using 3D printing for full-scale production has doubled between 2018 and 2019, 21% and 40% respectively.[i]

i. https://amfg.ai/2020/01/14/40-3d-printing-industry-stats-you-should-know-2020/





MARKET SIZE AND GROWTH



The global 3D printing market is expected to reach **$63.46 billion by 2025**[i]



Projections by Deloitte put 3Dprinting large company revenue growth at **12.5% in 2020**[ii]



The market is growing at a CAGR of **29.48%**[i]



Total addressable market was valued at **$13.7 billion in 2018** and growing[i]

i. https://www.mordorintelligence.com/industry-reports/3d-printing-market
ii. https://www2.deloitte.com/content/dam/Deloitte/pe/Documents/technology-media-telecommunications/3D%20Printing.pdf

Growth in the 3D printing market has more than doubled[ii]

Global 3D printing revenues among large public companies, US$ billion, 2014–2020[ii]

2014	$1.8B
2015	$1.8B
2016	$1.9B
2017	$2.2B
2018E	$2.4B
2019E	$2.7B
2020E	$3.1B

PRODUCT

The Duo

The Duo is the company's current printer offering. It's very large, was engineered to produce parts quickly and reliably, and is easy to operate, all at an accessible price point. It merges multiple types of 3D printing into one capable machine.





The printer was designed for reliability, use-case versatility, performance, and longevity. The Duo supports a wide range of compatible materials and is host to an expansive variety of key features and functionalities.

Some Key Aspects:

- **Future-proof** – The Duo is highly modular, with the goal of enabling customization to keep the Duo relevant for years to come.
- **IDEX** – Two independently moving print heads facilitate simultaneous printing, mirrored printing, multi-material printing, faster and stronger large format printing, and more.

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- **Connectivity** – The Duo utilizes 32-bit computational processor systems, much faster than your typical 8-bit or 16-bit printers. The Duo can be controlled, monitored, and customized online.
- **Reduced Downtime** – Removable build surfaces, print speed, smart print recovery, and independent dual extruder features allow for fast and reliable prints.

PRODUCT

The company also has additional products right around the corner.

Dyad Shift

Dyad Shift represents what we view as another step in the evolution of producing products. By allowing the autonomous switching of Toolheads during the printing process, the Dyad Shift is designed to merge multiple 3D printing and manufacturing methods to create more advanced parts or complete final products, in batches, autonomously.

For example, not only will the Dyad print a very strong plastic 3D model, it could finish and smooth it, and embed other parts within it as part of that job. The Dyad Shift is intended to create multiple end-use parts at once.

Additionally, via a build plate switching process, the Dyad Shift could allow for multiple jobs to occur in succession without the need for human intervention. Thus fully automating the 3D printing process to be more viable for full production. Creative 3D intends to offer this at a competitive price.









FOUNDER - ETHAN BAEHREND

Creative ITC

Founder, CEO, and Lead Printer Designer

Ethan is passionate about 3D printing. Determined to make the company successful, Ethan has worked tirelessly for the past three years, single-handedly accomplishing what an entire team of 3D printer developers & entrepreneurs might be expected to accomplish in a larger timespan.

Before launching Creative 3D Technologies, Ethan spent nearly five years running his own business refurbishing, recoding and custom upgrading 3D printers. This hands-on experience gave him deep and direct insight into what customers want from their 3D printers, what the competitive landscape looks like, and helped him understand the enormous opportunity for improvement. From behind the scenes, Ethan has seen the rise and fall of other 3D printer design and manufacturing companies. This has given him a unique perspective on the design and operation of 3D printers and potential methods to bypass roadblocks to innovation in the 3D printer space.

Pre-Seed Active Investor

Creative ITC is a company that operates globally providing IT solutions. They invested $35,000 in Creative 3D's Pre-Seed round to fund the development of the Duo and build the brand's name.

TARGET HIRES

To help fuel its continued growth, Creative 3D Technologies intends to build a team of professionals. Planned hires include the following:





Marketing Lead

Seasoned executive with experience in the start-up landscape working with niche products. This professional will be able to effectively bring the company's products to, and generate interest among, the average commercial consumer.



Sales Lead

Experienced sales executive who can help build customer confidence in the company early on, generate large sales through innovative methods, and who can eventually lead a team of sales professionals.



Development (Hardware, Firmware, UI/UX)

This team will include someone with hardware design and modeling experience in the 3D printing space; someone with experience designing and programming firmware, versed in both additive and subtractive manufacturing; and a software expert versed in UI/UX with coding experience

REVENUE MODEL





Creative 3D Technologies' aims to make its **revenue model simple and straightforward.**

Sales are transactional in nature. Our revenue primarily will originate from the sale of 3D printers.

The Company's Current Flagship Product

Will Retail for ~$8,800

Customers can also purchase Toolheads, upgrades, & replacement parts to enable their Duo to best meet their adapting needs.

We will also offer paid care & extended warranty plans.





The Duo pricing is intended to be low enough that it is accessible to engineers, hobbyists, and small- to medium-sized businesses while also offering enough power to meet the needs of larger industrial customers, businesses.

While sales are one-off transactions, commercial customers who start with one printer may need to purchase additional printers. **Therefore, building customer loyalty is key to revenue expansion.**



Thank You

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

Creative 3D Technologies – Video Script Final

My name is Ethan Baehrend. I'm the Founder and CEO of Creative 3D Technologies; a 3D printer and design & production company that I started in 2017.

Prior to launching Creative 3D, I successfully ran a 3D printer refurbishing and upgrading business for over five years. Those 100+ printers gave me a fundamental understanding of and hands-on experience in not only how they work, where they tend to fail in function and design. I know where corners are cut and experienced the slow speed many companies innovate at and understand clearly why many 3D printer companies have launched yet failed. The inspiration to design a parent to address this surface.

To produce a basic variety of parts, I needed well over five different 3D printers due to each being very application-specific: a large one for large parts, a detail one for precision parts, a flexible one for flexible parts and so on. Here revealed the need for a capable 3D printer that's truly all-in-one. Not only doing so would lead to new types of parts being created, but it would save customers money, time, and many frustrations if done so reliably. Creative 3D was started with a determination to resolve the perceived problems within the industry, facilitate usage, and to better empower users to create.

Last year, I designed my first 3D printer, the DUO, that combines at least six distinct 3D printing capabilities into one. During its design and development, almost every single decision focused on combining 3D printing specialty applications while addressing and preventing recurring issues that I saw within the 3D printing market. A machine that could handle it all reliably, effectively, efficiently, and most importantly, could be offered at a fraction of what the competition could provide. We believe no one has come close to this feature set, making our competition in size alone costing nearly five times the price of Duo.

Over the next few years, we plan to roll out add-ons and exciting new tool heads, to further expand Duo's capabilities. We're also in the process of developing our next printer, the Dyad Shift, projected to launch in 2021. Similar to Duo, it will merge printing capabilities, but in addition, it will also merge production methods. By creating an all-inclusive production process and in one machine, customers will be able to create fully finished parts and products in mass. Our products are made to be bold, robust, and disruptive, not just another incremental change.

The same year the company was found, Creative ITC, a global IT firm, joined us as an active investor and helped bring the company into the exciting position we're in today! They've helped expedite the development of the Duo and helped test our market fit. The responses we've received at tradeshows such as CES & Rapid+TCT, with people getting hands-on with the Duo and online responses has been incredible!

Large interest has been generated from many people interested in ordering once we're able to produce, which leads into why we're here. We need your help to continue developing our technologies and start getting our current lineup into customer's hands. We need proper staffing, manufacturing space and necessary tools to start in-house production of Duo and our future products. Please join us in this exciting time to be a part of Creative 3D Technologies by backing our crowdfunding campaign today!

EXHIBIT G

Webinar Transcript

Brett:	Hi everybody, this is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today, we are going to be hearing from Creative 3D Technologies, a 3D printing innovation firm focused on manufacturing cost effective and flexible 3D printing technology. We are joined today by their founder and CEO, Ethan Baehrend. Prior to starting Creative 3D Technologies, Ethan spent nearly five years running his own business, refurbishing recoding in custom upgrading 3D printers for resale. Baehrend was custom building computers in middle school, and then moved to refurbishing broken 3D printers later on. He also interned for Raymond James in Oak Park, attended high school while running his own business. Conceptualization for the Duo 3D printer began in earnest in 2016, and Ethan spent 2017 through 2019 juggling 130+ hour work-weeks being self-employed and a high school student while laying the groundwork for Creative 3D Technologies. Began his role as CEO of the company's inception on incorporation in 2017. How are you doing today, Ethan?
Ethan:	I'm doing well. It's been busy, certainly with everything going on, but been busy.
Brett:	Yeah. I bet. That's good to hear. Well thanks for joining us so real quick before we get started, just to let you guys know the format for today. So Ethan's going to spend about 10 or 15 minutes going through his pitch deck presentation. Hopefully you guys can all see that opening slide with the Creative 3D Technologies logo on it. So he is sharing his screen. He's going to walk us through a presentation for the business. During that presentation, we encourage you to send in any questions. If you go over to your go to webinar control panel, there're several tabs. There's one titled Questions. If you click there, you should see a window where you can submit them, feel free to submit any of those questions during the presentation.

They won't interrupt Ethan. They're just going to go to me. And then when we get it to the end of this presentation, we'll go into Q&A and answer any of the questions that have been submitted and feel any others that any might anybody else might have. So with that, Ethan, I'll let you take it away and introduce everyone to Creative 3D. |
| Ethan: | Sure. Well, it's a pleasure to be here talking to everyone. As Brett mentioned, I'm Ethan Baehrend, I started Creative 3D Technologies almost going on four years ago. It was in September 2017, but I've been working on it certainly quite a bit longer. A lot of our history, even though we have a few years behind us now, has been development to make what we have today a reality, and then test the marketplace to see if we actually have a fit and that people actually want that practically made since it is quite a bit different than what a lot of 3D printing markets currently composed of.

And thus, we started Creative 3D Technologies. So that's just the short background kind of before getting into anything. So as mentioned, Creative 3D Technologies, we produce large format 3D printers, and as Brett mentioned, this slide's all on the actual campaign page. So I'll mostly be going over it, but if you want to read specific details on each page, and here are things that I'm not necessarily saying that's all available. But mainly here, I want to focus on the point, if you can see my mouse pretty well, where we're saying, Creative 3D it tends to disrupt the dynamic of the high price, hyper specialized 3D printers offering solutions that are truly all-inclusive.

Creative 3D's focus is a great all in one solution 3D printers that essentially take what would typically be, well, I personally find the capabilities of many separate printers, into one. Right now after reversing printers for almost five or a bit over about five years, I have noticed a dynamic in the printing market that for each tier of customer, depending from small hobby individuals to large corporations, or even the middle market of a lot of smaller businesses, there are separated fields of printers.

For example, if say a midsize business wants to prototype and they need fine detail, they have to buy a specific fine detail printer, or if they want a part for, or a printer to print very large parts, metal parts, batches of parts, parts at high speed or an IOT connected printer. Each of those types of printers are pretty separated because that large printer doesn't have the capabilities to print the fine detail part, the size of a coin face, for example, well, with that level of detail. And everything's fairly separated in that sense for you to those tiers of only a few manufacturers making them. And it seems that the market, I find that the market seems to be trending towards more specialty printers, where almost in the future, it'd be your one type of customer, you buy one type of printer.

As I was refurbishing printers, I had over six of them and I wanted, decided to just do them all. And that's kind of where the whole idea for Creative 3D Technologies began. They create a printer that does all that all |

in one while still performing, if not outperforming all those individual capabilities, which means you can create brand new parts. For example, like something the size of a chair that you typically sit on with those fine details of coin face or mixed material prints, many things of the sort. So I hope that kind of goes into the overview of why this was even started.

Creative 3D Technologies is trying to do all that affordably as well, which is one of the main points here, are closer competitions, our costs are priced at more than $50,000 in some cases, and or intending to sell at $8,800, which would leave with 56% margins, if not even greater with greater scale, of course, of production. And we do so by taking a really unique approach to designing and producing the printers and we can do so and create those components more effectively and efficiently than the competition without sacrificing quality, because we intend to do it in-house, which is also ironically our largest barrier to entry because you need to raise funding to get into in-house production. But in doing so, you have a greater oversight on your entire production process, from the development to the actual physical making of the product, to shipping out, you see the entire process.

And as you use 3D printers to print more 3D printers, as those unique geometries in-frame with a 3D printer are highly utilized under the design of Duo. It's probably why we can combine specialties like this. While I haven't found a printer that could ever do that in the past, by utilizing that it's a big statement that we trust our own printers to print our own printers, as we have with all over 200 redesigns of Duo to begin with, but it also lets us continuously stress test our products to find an issue before a potential customer could. And that in-house production is one of our keys because we can easily scale up because a lot of it is utilized in 3D printing, we're 3D printing custom manufacturing tools and machinery to test, measure, and produce the products. But it also gives us a lot of efficiencies as well.

Our future plan is to become a leader in the 3D printing industry by providing that sort of capable high performance. And of course, more than anything, reliable solutions. And that's key to things while still trying to do so at a very affordable price range. Because a lot of those specialized printers that I've found tend to be very marked up for their performance while other parts and components that site you can likely get for less at an equal quality. This is what we're doing. So as mentioned, and our solution is to create those accessible 3D printers that resolve a lot of the common issues in that customers come across some 3D printing because I've been inside over 100 different, personally been inside over 100 different printers from printers that cost $100 to $100,000.

I know, and I personally found a lot of places where I feel other companies cut corners, and I feel a lot of the issues in 3D printing that customers frequently come across are because of those cut corners. And almost every single part of Duo, when I was going through the design, I tried to and had go through a lot of reassigning and reeducating myself to make sure I knew it because I was taught by a lot of these other 3D printers, but solve and resolve those issues and enhance reliability. Our strategy is to leverage bleeding edge technologies that can provide customers with not only the newest, but also reliable and the oftentimes better technologies, not just an incremental feature change. A lot of 3D printer manufacturers I find just tend to release a printer and then release the next version of it, and intend customers to keep buying them.

Well, I prefer to make a solution that customer can hold onto and have be a potent solution for a long time with interchangeable parts. So they can constantly upgrade to adapt the new styles of 3D printing and as mentioned, utilizing bleeding edge technology, where we'd be able to release features that well, hopefully can get out there before competition would. Our main focus is on merging 3D printing applications, and instead of leaving printers to one purpose, by combining, as I mentioned, a lot of those different types of printing into one. Duo combines quite a few. It combines large format printing, metal 3D printing, batch 3D printing, high-speed 3D printing, IOT connected 3D printing, fine detail 3D printing, flexible 3D printing quite a bit more depending what you look at different styles of, 3D printing, and that merge them to one for at least Duo.

This allows people to print new geometric possibilities that I mentioned. It adds new features and a lot more efficiency in the creation of parts because combining those features a lot of times people would question if it enhances reliability or not, but honestly it not only helps with reliability. But also improves the single property you'd get for a single capability. For example, if you want a large part, great, Duo, I believe can do it faster and better than our competition because similar to a 2D printer, how it uses multiple color cartridges to make and enhance a single color, we use multiple printing styles to enhance a single method so we can use for example, high speed and mix with fine detail to create a perfectly detailed outside shell in less time while creating a more rigid structure on the inside, which means you get a large part made in less time with more detail and higher strength than what would typically be a normal large print. And combining those capabilities like that, can be seen, improvements like that can be seen across the whole board. As mentioned, Creative 3D Technologies, we're using unique products of course, and production methods. And in general, attacking the whole problem of creating an all in one solution, 3D printing differently than the competition by utilizing new methods and design methods.

We designed this around new design capabilities that are just coming out and new design structures that are coming out and methods that aren't seen too much around the entire industry, I personally feel. And as mentioned, we use our own printers to print more 3D printers. Why now? Well, there's three main reasons that I find. First, 3D printing market is growing immensely, And we'll touch on that, there's a few metrics to show on that in a bit. And with that said, a lot of people are purchasing a first 3D printer. For example, the Asian marketplace is foreseen to be one of the biggest consumers of 3D printing by 2025. There's a lot of indicators pointing that the Asian marketplace and a lot of the world is starting to adopt 3D printing at a quicker rate.

And even just looking from a few years back to now, the CAGR in the 3D prime marketplace increase pretty significantly. And like essentially there's a lot of first purchases and we intend to get to those customers and hopefully get them as customers for life to return to our technologies and continue to buy our 3D printers in the future. Initially, there's a replacement cycle going on. At trade shows, we've had a lot of people with Stratasys machines, 3D systems machines that are quite pricey come to us because they want a printer that has more features in it, a little more reliable. And not only that, but their machines are getting dated. They're falling out of line, as they're saying, and they're falling out of the reliability that they expected when they purchase it, and they want something new. And that's happening with a lot of the first adopters of 3D printing and we want to hit that market.

And initially we already generated quite a bit of interest. We've been to multiple trade shows, exhibited there and gotten real numbers and demand from people that want our product. And now we just need to be able to produce, to get to them. By our size and growth, this essentially this covers on why it's growing it's because it allows people to mostly innovate quicker. It's starting to be used as production. I think because 3D printing in itself is able to use more geometries than a lot of other production methods, and it's just growing highly. As mentioned, it's used in prototyping, 3D printing changes how products are designed and made and utilizing that allows you to make parts for a lot of times with new geometries that can often be 50% stronger while for example, 30% lighter.

Our products [inaudible 00:14:29] Jump on that and continue to innovate on that. A lot of the 3D printing marketplace is currently FDM over 40%. And one of our other sources here stated that it's used for FDM, which is mostly the printing of plastic and melting materials. And we intend to hit that marketplace as it's currently in, has been in the past the largest consumer of 3D printing products. And we're innovating on that FDM technology, but also being capable and having foresight to be adaptable to the other technologies of 3D printing and other use cases. Essentially, if there's a filament of it that melts under 500 degrees centigrade, we intend to let people to be able to print it. And there's a fun example of one of my favorite prints of little castle that was printed on Duo as well. But you also get things that are the size of stools like that off the same exact printer. Which it's fun, I like that contrast of small to large. There's some metrics going over the market size and growth. It's predicted to be quite a bit bigger by 2025, as mentioned a little bit earlier, and there's Duo. I went into it. I won't go too much into the tech specs because I'm not familiar with how familiar all of you are with it, but in short Duo, it was more than six styles of 3D printing combined into one. I listed them a little bit earlier, and that is our first product offering. Essentially, how it works is you swap out tool heads that manage different types of 3D printing. And it's capable of holding at least two at once with IDEX technology, which allows you to independently have them work with each other.

We use three two-bit computational boards from Duet 3D, and associate ourselves with some of the most renowned brand names of the 3D printing hardware in the industry, such as Duet, E3D, Bond Tech, Gecko Tech, and many more to help customers feel a little more comfortable in buying our product since they know those brands for reliability and power, and we want to carry out those names and what they mean. And having that connectivity in the board allows for greater speeds and quite a bit more, and people who know the company know the technology and the power that comes with it, if done right. And Duo is an example of that.

Dyad Shift is what gets me a little more excited because I have been working on Duo, I've had Duo done and ready essentially for quite a while. Now I've had even one running behind me right now for essentially over a year nonstop almost, doing different tasks and projects and stress testing and Dyad Shift is a bit new to me. Dyad Shift innovates on the merging of 3D printing technologies and carries out a lot of the same methods that Duo does and still merges 3D printing technologies, and if not more of them at a larger scale, more meant for an industrial customer. Except instead of only emerging printing the technologies, Dyad Shift also merges production technologies by autonomously switching tool heads. And other words, you can have a part 3D printed embedded with third party electronics, wiring, screws, bolts, heat set inserts, things of the sort like that merge into your part.

You can have that part fully finished, smoothed out, colored. You could even embed dot codes into it for production because the production people love that. You can have cameras completely view the entire process as it's going from the top down, which shows people, the internal structure of it, which is great if you're prototyping and need to see greater detail and how it's being made, and it can do all that, create those parts in batch and can do so fully autonomously, which is I believe the next step of 3D printing. I believe that 3D printing now that's being used as a prototyping method, people are using those unique geometries. I mean just looking at a lot of these car and plane parts that are being made lighter and stronger using through use of 3D printing, but then are now able to do so in mass, because 3D printing is a dotting method.

Meaning the same amount of time, it takes a print one part alone versus an entire plate of that same part, will take the same amount of time to print that same quantity of parts. It's a jobbing method. It's inexpensive to get into, but expensive to scale up. While Duo is one of the first printers to start moveing into batch printing. It's able to print two at once. Dyad Shift will be able to mass produce autonomously. So what you see here is what switches out the build plates, and it can switch it onto a conveyor belt and without human interference make batches of parts, filling up this entire bed, have it swapped out and move down the line to continue making fully finished products. If you so want, not just parts. That's to me again, exciting.

So, going into the team though, on paper, technically we are a one person team. There's a greater network of people supporting, backing us, and helping us out from the shadows. And one of those of which, well, not technically in the shadows, is Creative ITC. They've invested and got on board with Creative 3D Technologies at a very early stage. When we were essentially, just a concept of wanting to get through this, they supported and believed in us and believe in our vision and my ability to see it to fruition. They joined on as an active investor, though we raised a little less money with them, having them as an active investor has been greatly helpful because when we've needed assistance with sales or marketing, great, they can provide manpower. When we've needed assistance with graphics or things or banners, trade show materials, for example, they're there to help out on anything we need, essentially can be helped on as needed basis with them.

Additionally, they agreed to assist in our European distribution, which Europe is currently the second largest market for 3D printing. That's an immense help. And they've more than helped expand this team along with, well, as I mentioned, the immense group of supporters and mentors that I have helping me on the side. Some target hires right after our rounds close; we intend to go into production depending how much we raise depends on how large and, first how large a backorder, we have to go and how large of a team and production we're able to make. But those are the key hires at the moment, because we need to first, even though we've been interacting with the waitlist of people that are expressing interest in purchasing a printer, once we're in production, we need to reinvigorate them, get out into the market, make our names and make our name known again, get the excitement flowing a bit more. And then of course produce.

And of course, sales and marketing are a large part of that in the beginning. While of course, development is also a key to well, first ensure Duo is perfect through production and early test runs, but also for the continued development of Dyad Shift, because we would like to produce Dyad Shift within a year of moving to production, ideally. Revenue model, it's fairly simple and straightforward. We have transactional sales where we sell to either customers through our website or through potential resellers as quite a few of them have expressed interest in holding our products in the future, but we'll sell through multiple channels that way. We're retailing for $8,800. And we also plan to offer extended care and warranty plans in the future, which I believe has proven to be a large revenue source for other companies in the past, but also as mentioned, offer tool heads, which are these parts swap onto the printer to maintain different printing methods and offer various add-ons to the printer.

As mentioned Duo's price though it is low. And as mentioned, we compete with… Well prospected competition is in a much higher price range. We want it to be accessible as our first printer going into the marketplace, though we could easily mark it up. I'd rather have a printer that makes a greater name for us to let us be known early as a reliable brand that makes quality products and get our name out there. Get customers wanting to come back to us and leave great reviews.

And take a bit of a lower margin to begin with so that we can offer products like Dyad Shift, which will likely be priced more around the $20,000 range. And well, of course, it's hard to acquire a $20,000 customer than it is for an $8,000 customer. And having a price at that lower range will help quite a bit because I believe there's three types of 3D printing customers, the sub $10,000, sub $50,000 and $50,000 plus. Sub 10,000 as a lot of hobbyists, very early startups and people that are doing prototyping, they have a budget that's likely around this price point for printers at a maximum and having a 3D printer that could have just do all of their prototyping needs, instead of continuing to outsource. This can compete with outsourcing while being a high quality product that can last them, hopefully quite a while. That middle market below the $50,000, a lot of small to medium businesses and schools and educational facilities that this is perfectly capable and priced for.

And we're also able to compete and throw punches with the people that are still above that $50,000 per experience because of how much we improve upon the same capabilities. And as mentioned, while sales are not transactions, a lot of our customer or potential customers have stated the want for more printers, of course, in the future, after getting a few. And a lot of those customers tend to be larger corporations and building loyalty with them will definitely be a key to revenue expansion in the future. That's about our summary. I hope that pretty adequately went over the marketplace, our product, and current history.

Brett: That was great, Ethan, and I appreciate it. We do have a couple of questions that have already been submitted. We did also have a few people join late. If you missed the intro, I just want to remind folks that if you do have any questions for Ethan, feel free to submit them under the Questions tab on the GoToWebinar control panel. So the first one here you kind of touched on there at the end, which I think was helpful in terms of breaking down the customer mix. So that the specific question is what industries have you seen most orders or interests coming from?

          You talked about how you had some folks who were interested in purchasing a printer when you get the manufacturing up and running. I guess you can take the question, I like to kind of pose it to you in a couple of ways. One, you can take the question sort of point blank as it relates to both the Duo and then what you see as the Dyad Shift. And then I think it would also be interesting to understand between those three tiers of customer mix so far as it relates to the Duo, which one of those tiers have you seem to have the most interest from?

Ethan: Sure. That's always a little more of a tough question being asked what specific marketplaces, because as I mentioned, creating Duo and this company has been one to try to address to as many customers and any customers that could find a use for this technology. So when trying to narrow it down well with your specific customer, it's a little bit tough because as I mentioned, someone anywhere from a hobbyist to a government party can be interested in this. And we've actually seen that interest expressed at trade shows and marketing efforts. All of our, whenever I mentioned, we've seen this, or is this a potential customer it's always going to be me referencing that trade show traction or real traction we've gotten from potential customers that remain interested in our product. We've seen anywhere from small hobbyists wanting to print RC car parts to as mentioned, large companies and branches of different government that want to buy bulk and send them across the world for different means.

          So when indicating the customer in terms of price here, it's a little bit tough, but I think where we see the most traction is definitely the middle market of the sub $50,000 price point where you have less smaller businesses and smaller industrial companies and ones that you'd see kind of on the outskirts of hometowns, just doing a little more custom work. There's a lot of interest from that section. And a lot of interest from people doing general prototyping. As mentioned, prototyping still is the largest use of 3D printings. So that's where they tend to fit in.A lot of people want the large capability since I've personally found that Duo is one of the best bangs for buck in terms of size and capabilities for a lot of potential customers, but most traction tends to be around... that middle market tends to be around prototyping.

Brett: No, no it does. That's great. Couple of questions here on the product itself. First, and I think you touched on this in the deck, but maybe this one's fairly specific. I mean, you can feel to elaborate more on the capabilities here, but the question is, is it plastic based or metal based printing? So maybe you can just touch on all the different types of, I believe you did in the deck, but all the different types of materials that you can work with.

Ethan: Sure. So Duo is, as I mentioned, built to be capable of essentially handle any material that's thrown at it engineered to be 3D printed in the FDM method that has a melting point under 500 degrees centigrade. Most of the prototyping capabilities that we found are people wanting to do plastics or heavy industrial grade materials, such as PEEK, which is a plastic that's hard to use on other methods and most 3D printers, but industrial printers can handle it. We've had experience with PEEK and after that part right there that screw, if I'm not mistaken, unless that one was on the lower plastic base, but we've printed in carbon fiber infused PEEKs before and fiber infused materials because we're able to meet and use as abrasive materials. Actually, I can kind of see it there. We use ruby tip nozzles in a lot of products, a lot of our printers, which means we're able to handle those abrasive prints just fine while still handling those very high temperatures, but in short, if it melts at 500 degrees centigrade and made for FDM, we can try to print it.

But most of our traction tends to be the more standard fare plastics, but it is capable of that. And if you do want to print metals as well, there are a lot of metals created for the FDM method that can be printed like this through a printer like ours, if it has the hardware to handle that material in the first place, and then be centered to release that. Well, you have to center any part after any 3D printing method that utilizes metal, but you can center it to melt away that excess plastic and binders that are used to make it capable of being 3D printed to have a full metal part. So you're able to do both.

Brett: Got it. Great. A couple more product related questions. I guess currently with the Duos that you've been working with, what is your failure rate or mean time between failures?

Ethan: Most of the failure has really been with the very early Duos, of course. I mean, as I mentioned, there have been over 200 complete redesigns to even get this to work which is partially why it's taken so long, and as mentioned, often I ended up working 130 hour weeks, do it sleeping and every man cycle at four hours on incremental sleep here and there, it's mostly to try to get that developed out of the way, but since the final models have been made and running, there's been little to no failure outside of just needing to keep up basic maintenance of every now and then of course, relubricating rails. The build surface that you see here is produced by Gecko Tech that surface of course you clean and maintain it with wiping it down, but that surface works as the adhesive, meaning you don't need excess third party products like glues and adhesives to adhere your prints first layers to the bed. That surface is good for most materials and that's hot swappable. There's a few fun videos of us, of me, on the website taking that build plate off the printer, really easily, which makes it excellent for removing parts because you just bend it and then they all pop right off. But that material adheres the parts to the bed without excess products, but does need to be replaced after so many prints because it'll wear down the material, the proprietary material that whoops, sorry that Gecko Tech has on the surface there. So that's the main maintenance component. It doesn't need to be replaced. Which is, we intend to sell these between $50 and $100.

And for like an entire build plate, say you're only printing an entire build plate full of parts or very, very large parts that take up the entire build area that would last you a few hundred prints before needing to replace it. And I only need to replace it. We replaced the most recent one after I think 300. It was adhering fine kind of until then you start to see a bit of a fault. Once we hit 300 prints it needed replacement, and again, that's a less expensive part that we intend to offer as a maintenance piece.

But outside of that, it's Duo's going to be extremely reliable because oops, sorry, I'm scrolling through everything so fast because the technology and it's made to try to sense errors. It autonomously levels itself of each of the four fall screws in the corners, doing an autonomous leveling instead of just, well, you know compensating for a tilt in a bent plate, either side, will level itself out. And there's just a lot of technology built in this to try to compensate before failures met. And if a failure does happen, meet it and fix it before it does. And I've seen great reliability since it's hard to try to mention a fault as pretentious as that might sound in a product. But I believe that's just a statement of what's been created here because there's really little, that's ever been wrong with it. If you keep up with it as you should with any printer.

Brett: Got it. And on that point we had another question here that just came in because the Duo combines the capabilities of different 3D printers. Is there a trade off in terms of speed or quality for the Duo as a general multipurpose printer versus a more specialized but limited use case specific 3D printer or does Duo perform equivalently or better than the individual 3D printers that it competes with?

Ethan:	Sure. I've I really liked this question and I appreciate your asking it because I've heard it a few times through different channels. As an outsider looking in, it's pretty hard to understand Duo in terms of combining a lot of capabilities and I can easily see how people could think it's less reliable as a tool because it combines that. Because it's easy to consider the current industry as many dedicated tools for dedicated types of prints, being a great reliable tool for that one type of print.

And if you were to have it all in one tool, almost like a Swiss army knife, that it would be less effective. In reality, that's not the case. When going into the market, I observed that these types of printing weren't necessarily separated because of inability to create a printer like this, but more because a lot of companies I believe have found niches in these different markets and selling to these individual customers where they're well making money with a bit less competition because they're selling to one type of individual. And well, I believe they'd say, well, why compete at that point? And that would explain a lot of things like some of the higher price products in 3D printing when they don't have things like the fancier chassis that a lot of companies I find used to back up their statements of why the printers are more expensive because they'll end up doing a lot of things themselves when they can easily outsource them.

Anyway, that's its own tangent, but it's more because companies have found their own heavy niches. And why disrupt that if you don't have to. There's a huge design problem behind making something like this in the first place as well, that limits companies from making an all-on-one printer. I see that if you have, okay, you want to build it for example, a detailed printer, great. You have to solve a set of problems with your development team to make a printer that functions well and reliably at detail.

And if you want one that functions well and reliably for large prints, great, you have your own set of problems that you need to solve to do that. And then combining those two capabilities, you create a third set of problems and it creates a big pyramid graph. The more and more you try to make and in the end trying to attack this from…. Sorry, from a traditional production and design method isn't efficient for any company to do. So unless they are built from the ground up to produce design and quality control these products differently, you wouldn't have a proper printer.

And if you were to go through a traditional method in producing these, yes, I could definitely see how combining all those could almost over-engineer a product and a lot of areas, and you can have fault because you have so many different parts that conflict with each other, but because we attack the whole design problem and pyramid a different method with unique tools and unique methods producing these, we found a point and made it at a point that it's as reliable as if not more reliable than other 3D printers because it's built around all the flaws in 3D printing. As mentioned, I designed almost every single part in this printer to alleviate another issue in 3D printing and not to cut those corners. Every single portion and part that directly influences print quality, effectiveness, speed reliability. I try to associate my company of the absolute best of the industry if I can and pass cost savings on and other portions such as chassis, which is why it's such a minimalistic design, pass those cost savings onto the customer.

So I found immense reliability through utilizing those best technologies and finding those synergies that made a product like this work. So in the end, I find that this is as reliable as any other 3D printer, if not more, because the part that you're straining, the tool head, that is mostly what accounts for that singular type of 3D printing that would a.) it's hot swappable, so if it does have fail you can swap it out, but because you're wearing many different types of tool heads in one print versus usually just one in mass, you see greater reliability because either tool has kind of alleviated a load that you typically have. And I found a longer longevity in the printer because of that.

Brett:	Right. That was super helpful. And this is the last question that we had here. And you sort of touched on it a little bit. So, and I don't know how much details you can give on this, but I just want to make sure it gets asked. So this is about the customer ROI. So for example, a customer could purchase a Duo for $8,800 or separately purchased several different 3D printers limited to specific use cases to deliver equivalent capability as the Duo. And it would cost X amount of dollars. Do you have any specific data on if someone was trying to buy separate printers to cover the used cases for what you're able to do with this, and then how that relates in terms of a cost perspective?

I realize it's [crosstalk 00:40:27] very different types of planners in the market, right?

Ethan:	Yes, of course. And it depends on what that specific customer needs, but I guess if you were trying to make, for example, those, I think six or seven specialties I mentioned of Duo in separate printers you could easily find six or seven, several different printers that could make up those capabilities, but people could want different printers for different uses and for example, if we wanted one that has almost the same exact specifications for size, that closest competitor would probably be the Big Rep Studio, and Big Rep's Studio printer is $50,000 if not upwards, I believe. And then if you want a high temperature printer, well, there're all sorts of high temperature printers. And if you want one at size, that's going to be a lot more, if you want a smaller one that just does high-temperature parts, there's a whole, there's different segments for each type of printer and size and everything that gets so much more expensive. It's very hard to say and give those specifics, but our kind of closest in terms of size alone. I do find the Big Rep at $50,000, but that's... I'm sorry that is a bit of a complicated question. If you want to, because each printer is separate, you could go with a numerous amount of different companies and types of printers out there.
	But and if you got more budget versions of it, of each of those printers separately, anywhere near the reliability function or quality that we're trying to do Duo at, I believe that it would cost you well, certainly upwards of $50,000 if you were to try to find budget, more consumer oriented versions of it, if you're going, which of course, there are tradeoffs in doing so if you're trying to go for more, a middle market version of those six I'd assume where it gets it would be upwards of $70,000 and industrial level, and industrial would be just very expensive. That's all I could say.
Brett:	Got it. Yeah. Yeah, no, I appreciate that. I realized that was kind of a tricky one. I just wanted to make sure that we did get it addressed. So that, that question can go a number of different ways. So I want to give you the final closing thought Ethan here, but since that wraps it up for the questions real quick, before I pass it back to you, I just wanted to thank everybody for the time today. And remind everyone that as I had mentioned, we did have some people joining late. This will also be recorded or has been recorded and will be going up onto the MicroVentures campaign page for Creative 3D Technologies here soon. For the people that are listening to the recording, you're probably on the page, but I do want to remind any of the folks who did tune in live today, that you can find a lot of this information, both the pitch deck that Ethan went through and then a whole host of other content related to the investment opportunity on the page, including terms, use of funds, and there's actually even a discussion forum where you can ask Ethan questions directly.
	So if you do have any questions that pop up after the fact you can feel free to get them submitted there, just to give you guys a link to how to get to that page. So the direct link is invest.microventures.com/offerings/creative-3D-technologies. If you don't want to write that down, you can also just go to microventures.com, click the Invest tab in the right hand corner, and then scroll down until you see the tombstone for Creative 3D Technologies, just click there and all that information will be there. And lastly, of course, the purpose of this webinar was to share more about the company to people who may be interested in investing in this business.
	We do have a live crowdfunding raise currently. So if you go to that same page I just directed you to, you can click on the bright orange Invest button up at the top and then if you have an account with us, you're probably familiar with the process. If not, it should walk you through it and you can participate in this and what Ethan is building and be a part of it. So I guess Ethan with that out of the way, is there any kind of final thoughts that you want to share with everyone listening or any other place you'd like to point them toward to find some potential other information?
Ethan:	Well, I appreciate everyone for listening and taking the time out of their days to hear me out and educate themselves a little more with Creative 3D Technologies. As Brett mentioned, there's a discussion portion. A few of the questions that have been asked, [inaudible 00:45:25] have almost been reiterated in that discussion portion as well. So I encourage people if you had a question check through there, because you may find your answer or your question already asked and answered. And additionally, our website creative3Dtechnologies.com has different updates, media features and fun stuff, as well as our social media is a digital, well, hey, what are we up to? What are we doing? We have some exciting stuff coming up, actually have a record in 3D printing that we are going to announce certainly later, which something to keep in tune for.
	But aside from that, it's just outside of what I said. Thank you for listening. And I appreciate everyone's consideration for us as potential investment or connections you may have.

Brett: Great. Thanks, Ethan. And thanks again to everybody who took time out of their day to tune into this for this webinar, we know there's a lot going on in the world right now. So we really appreciate you guys taking some valuable time to learn more about Creative 3D and what Ethan's working on. That's going to conclude the webinar, so we hope everyone stays safe and has a great rest of the day and rest of the week. Thanks again, Ethan.

Ethan: Thank you.

Brett: All right.